UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR

13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

Cryoport, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK

(Title of Class of Securities)

229050208

(CUSIP Number of Common Stock Underlying Warrants)

Robert Stefanovich

Chief Financial Officer

17305 Daimler Street

Irvine, CA 92614

(949) 470-2300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copy to:

Anthony Ippolito, Esq.

Snell & Wilmer L.L.P.

600 Anton Boulevard, Suite 1400

Costa Mesa, California 92626

(714) 427-7000

CALCULATION OF FILING FEE:

Transaction valuation(1)	Amount of filing fee(2)
$4,235,040	$426.47

(1)	Estimated for purposes of calculating the amount of the filing fee only. The transaction is an offer to amend existing warrants with respect to up to 2,448,000 shares of the issuer’s common stock issuable upon exercise of such warrants, and the exercise of such amended warrants. The transaction value is calculated pursuant to Rule 0-11 using $1.73 per share of common stock, which represents the average of the high and low sales price of the issuer’s common stock on February 25, 2016, as reported by The NASDAQ Capital Market.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11, equals the transaction value multiplied by .0001007.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A Filing Party: N/A

Form or Registration Number: N/A Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐

The alphabetical subsections used in the Item responses below correspond to the alphabetical subsections of the applicable items of Regulation M-A promulgated under the federal securities laws.

If applicable, check the appropriate box(es) below to designate the appropriate note provision(s):

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Item 1.	SUMMARY TERM SHEET.

The information under the heading “Summary of Terms” in Exhibit (a)(1)(B) to this Schedule TO is incorporated herein by reference (the “Offer to Amend and Exercise”) relating to the offer to amend existing warrants with respect to up to 2,448,000 shares of common stock of Cryoport, Inc., a Nevada corporation (the “Company”), issuable upon exercise of such warrants (the “Offer”), and the exercise of such amended warrants (the “Amended Warrants”).

Item 2.	SUBJECT COMPANY INFORMATION.

(a)	The name of the subject company (issuer) and filing person (offeror) is Cryoport, Inc., a Nevada corporation. The address and telephone number of its principal executive offices are 17305 Daimler Street, Irvine, CA 92614, Attn: Robert Stefanovich, telephone number (949) 470-2300.

(b)	The following outstanding warrants are subject to the Offer:

(1)	warrants to purchase 833,860 shares of the Company’s common stock at an exercise price of $8.28 per share issued in connection with a private placement of units consisting of one share of the Company’s common stock and a warrant to purchase one share of the Company’s common stock with closings that occurred between February 2012 and March 2012;

(2)	warrants to purchase 43,860 shares of the Company’s common stock at an exercise price of $2.28 per share issued in connection with a private placement of bridge notes in June 2013;

(3)	warrants to purchase 28,736 shares of the Company’s common stock at an exercise price of $3.48 per share issued in connection with a private placement of bridge notes in August 2013;

(4)	warrants to purchase 105,776 shares of the Company’s common stock at an exercise price of $2.40 per share issued in connection with a private placement of bridge notes in September 2013;

(5)	warrants to purchase 1,700,634 shares of the Company’s common stock at an exercise price of $4.44 per share issued in connection with the conversion of certain bridge notes into units consisting of one share of the Company’s common stock and a warrant to purchase one share of the Company’s common stock in September 2013;

(6)	warrants to purchase 74,728 shares of the Company’s common stock at an exercise price of $5.88 per share issued in connection with various private placements of bridge notes with closings that occurred between December 2013 and March 2014; and

(7)	warrants to purchase 1,167,789 shares of the Company’s common stock at an exercise price of $6.00 per share issued in connection with various private placements of (i) the Company’s Class A Preferred Stock and Class B Preferred stock with closings that occurred between May 2014 and June 2015, and (ii) bridge notes between December 2014 and February 2015, and in connection with the amendment of certain related-party promissory notes in February and March 2015 (collectively, the “Original Warrants”).

The exercise price and number of shares issuable upon conversion of the Original Warrants have been adjusted for the 1-for-12 reverse stock split that became effective on May 19, 2015.

As of February 25, 2016, the Company had: (i) 12,242,776 shares of common stock outstanding; (ii) outstanding warrants to purchase 11,124,054 shares of common stock (3,955,383 of which are issuable upon exercise of the Original Warrants); and (iii) outstanding equity awards to purchase 4,096,529 shares of common stock issued pursuant to the Company’s stock incentive plans (the “Plans”). In addition, the Company has reserved an additional 3,029,500 shares of common stock for issuance pursuant to the Plans.

(c)	The information set forth in Section 13 “Trading Market and Price Range of Original Warrants, Amended Warrants and Common Stock” of the Offer to Amend and Exercise is incorporated herein by reference.

Item 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)	The Company is the filing person and the subject company. The address and telephone number of each of the Company’s executive officers and directors is 17305 Daimler Street, Irvine, CA 92614, telephone number (949) 470-2300. The information set forth in Section 18 “Interests of Directors and Executive Officers in the Offer” of the Offer to Amend and Exercise is incorporated herein by reference.

Item 4.	TERMS OF THE TRANSACTION.

(a)	Information about the terms of the transaction under the headings “Summary of Terms” and “Description of the Offer to Amend and Exercise” of the Offer to Amend and Exercise is incorporated herein by reference.

(b)	Jerrell W. Shelton, Chairman, President and Chief Executive of the Company, holds Original Warrants to purchase an aggregate of 15,322 shares of common stock (representing less than 1% of the common stock issuable upon exercise of the Original Warrants) and is eligible to participate in the Offer on the same terms and conditions as the other holders of the Original Warrants. On March 3, 2016, the Company entered into a letter agreement with Mr. Shelton, pursuant to which Mr. Shelton agreed not to participate in the Offer. See Item 5 below and Section 18 “Interests of Directors and Executive Officers in the Offer” of the Offer to Amend and Exercise, which is incorporated herein by reference.

Item 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e)	See Section 22 “Fees and Expenses” of the Offer to Amend and Exercise, which is incorporated herein by reference, for a description of the agreement entered into between the Company and Emergent Financial Group, Inc. (“Emergent”), pursuant to which Emergent will serve as the solicitation agent for the Offer (the “Solicitation Agency Agreement”). A copy of the Solicitation Agency Agreement is attached as Exhibit (d)(1) to this Schedule TO.

On March 3, 2016, the Company entered into a letter agreement with Jerrell W. Shelton, Chairman, President and Chief Executive of the Company, pursuant to which Jerrell W. Shelton agreed not to participate in the Offer. A copy of the letter agreement is attached as Exhibit (d)(2) to this Schedule TO.

In connection with the Offer, Original Warrants properly tendered (and not validly withdrawn) and accepted by the Company will be amended to provide registration rights for the resale of shares of common stock issuable upon exercise of the Amended Warrants in accordance with the terms and conditions of the Offer. See Section 12 “Registration of Warrant Shares” of the Offer to Amend and Exercise, which is incorporated herein by reference.

Item 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)	The information set forth in Section 2 “Purposes of the Offer and Use of Proceeds; Plans or Proposals” of the Offer to Amend and Exercise is incorporated herein by reference.

(b)	The information set forth in Section 2 “Purposes of the Offer and Use of Proceeds; Plans or Proposals” of the Offer to Amend and Exercise is incorporated herein by reference.

(c)	The information set forth in Section 2 “Purposes of the Offer and Use of Proceeds; Plans or Proposals” of the Offer to Amend and Exercise is incorporated herein by reference.

Item 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)	Not applicable.

(b)	Not applicable.

(d)	Not applicable.

Item 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)	The information set forth in Section 18 “Interests of Directors and Executive Officers in the Offer” of the Offer to Amend and Exercise is incorporated herein by reference.

(b)	The information set forth in Section 15 “Transactions and Agreements Concerning Original Warrants” of the Offer to Amend and Exercise is incorporated herein by reference.

Item 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)	The information set forth in Section 22 “Fees and Expenses” of the Offer to Amend and Exercise is incorporated herein by reference.

Item 10.	FINANCIAL STATEMENTS.

(a)	The financial information required by Item 1010(a) is included in Section 17 “Historical and Pro-Forma Financial Information and Other Financial Information Regarding the Company” and Exhibits A and B of the Offer to Amend and Exercise and is incorporated herein by reference.

(b)	The pro forma financial information required by Item 1010(b) is included in Section 17 “Historical and Pro-Forma Financial Information and Other Financial Information Regarding the Company” and Exhibit C of the Offer to Amend and Exercise and is incorporated herein by reference.

Item 11.	ADDITIONAL INFORMATION.

(a)	(1)	Except as set forth in Items 8 and 9 above, there are no present or proposed contracts, arrangements, understandings or relationships between the Company and its executive officers, directors or affiliates relating, directly or indirectly, to the Offer.

(2)	Not applicable.

(3)	Not applicable.

(4)	Not applicable.

(5)	None.

(c)	None.

Item 12.	EXHIBITS.

The following are attached as exhibits to this Schedule TO:

(a)	(1)(A) Letter to Holders of Original Warrants

(1)(B) Offer to Amend and Exercise

(1)(C) Form of Election to Consent, Participate and Exercise Warrant

(1)(D) Form of Notice of Withdrawal

(1)(E) Forms of Amendment to Original Warrants

(b)	Not applicable.

(d)	(1) Solicitation Agency Agreement, dated March 3, 2016, by and between the Company and Emergent Financial Group, Inc.

(2) Letter Agreement, dated March 3, 2016, by and between the Company and Jerrell W. Shelton

(g)	None.

(h)	None.

Item 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CRYOPORT, INC.

By:	/s/ Robert Stefanovich
	Name:	Robert Stefanovich
	Title:	Chief Financial Officer

Date: March 3, 2016